Exhibit 99.3

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets
Unaudited
As at	June 30	December 31
(Canadian dollars)	2008	2007
ASSETS
Current
Cash	$17,389,091	$26,656,146
Accounts receivable and prepaid expenses	1,661,935	1,079,598
Inventory (note 12)	2,226,434	1,293,463
	21,277,460	29,029,207
Long-term
Property, plant and equipment (note 6)	11,495,170	11,094,563
Mineral properties (note 3)	9,651,070	9,818,923
Deferred exploration and development costs (note 3)	27,262,173	21,707,466
	48,408,413	42,620,952
	69,685,873	71,650,159
LIABILITIES
Current
Accounts payable and accrued liabilities	4,275,571	3,163,155
Capital lease obligations (note 11)	432,433	388,390
Asset retirement obligation (note 4)	78,500	135,333
	4,786,504	3,686,878
Long-term
Asset retirement obligation (note 4)	771,747	721,686
	771,747	721,686
	5,558,251	4,408,564
Commitments and contractual obligations (note 9)

SHAREHOLDERS' EQUITY

Share capital (note 7a)	104,168,423	104,159,423
Contributed surplus (note 7a)	6,964,158	6,482,499
Deficit	(47,004,959)	(43,400,327)
	64,127,622	67,241,595

	$69,685,873	$71,650,159
See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Comprehensive Loss
Unaudited
	Three month period ended June 30		Six month period ended June 30
For the period ending June 30 (Canadian dollars)	2008	2007	2008	2007

Sales - Gold	$2,327,742	$1,640,631	$5,217,358	$2,759,715

Cost and expenses
Cost of sales	1,807,183	1,382,880	3,457,907	2,869,722
Amortization	592,881	501,167	1,168,251	962,066
Management fees and salaries	1,105,256	497,632	1,940,539	1,095,047
Professional fees	68,485	236,815	202,420	356,712
Travel	150,026	219,745	397,419	269,753
Investor relations and promotion	124,561	213,070	338,913	251,840
Consulting fees	155,803	29,110	403,133	188,554
Office and general administrative	174,316	86,700	340,043	162,354
Transfer agent and regulatory fees	92,385	10,453	170,306	115,653
Royalty expense	44,014	17,874	80,085	39,205
Shareholders' information	85,462	48,052	94,096	51,716
General exploration and development	139,031	-	139,031	74,906
Stock-based compensation (note 7b)	159,770	258,448	454,951	1,080,133
Write down of equipment	-	-	25,737	-
	4,699,173	3,501,946	9,212,831	7,517,661

Other (income) expense
Interest income	(161,870)	(158,600)	(415,294)	(195,682
Interest expense	-	-	-	128,879
Write-off of deferred transaction costs	-	-	-	265,488
Debt Extinguishment cost (note 5)	-	54,059	-	54,059
Gain on disposal of asset	(17,674)	-	(17,674)	-
Foreign exchange loss/(gain)	(6,409)	150,320	42,128	199,626
	(185,953)	45,779	(390,840)	452,370
Loss and comprehensive loss for the period	$2,185,478	$1,907,094	$3,604,633	$5,210,316

Basic and diluted loss per common share	$0.01	$0.01	$0.02	$0.03

Weighted average number of common shares outstanding	232,392,881	188,086,252	232,387,824	165,038,584

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Deficit
	Three month period ended June 30		Six month period ended June 30
For the period ending June 30 (Canadian dollars)	2008	2007	2008	2007

Deficit
Balance, beginning of the period	44,819,481	37,761,860	$43,400,326	$34,458,638
Loss for the period	2,185,478	1,907,094	3,604,633	5,210,316
Deficit, end of the period	$47,004,959	$39,668,954	$47,004,959	$39,668,954
See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows
Unaudited
	Three month period ended June 30		Six month period ended June 30
For the period ending June 30 (Canadian dollars)	2008	2007	2008	2007

Operating activities :
Loss for the period	$(2,185,478)	$(1,907,094)	$(3,604,633)	$(5,210,316)
Items not affecting cash
Amortization	592,881	501,167	1,168,251	962,066
Write down of equipment	-	-	25,737	-
Stock-based compensation expense	159,770	258,448	454,951	1,080,133
Interest expense	-	-	-	-
Accretion expense	11,575	9,425	29,386	19,641
Foreign exchange	108,253	172,316	4,564	160,295
Write-off of deferred transaction costs	-	-	-	209,237
Amortization of deferred financing costs	-	-	-	81,090
Reclamation costs	(42,251)	-	(60,710)	-
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	(169,276)	(233,889)	(582,337)	663,855
Accounts payable and accrued liabilities	1,007,591	931,641	1,148,125	842,856
Inventory	(956,999)	47,695	(932,971)	(162,848)
			-	-
Cash used in operating activities	(1,473,934)	(220,291)	(2,349,637)	(1,353,991)

Investing activities:
Deferred exploration and development costs	(3,049,930)	(1,816,479)	(5,571,655)	(3,070,977)
Acquisition of property, plant and equipment	(512,857)	(888,050)	(1,068,042)	(1,254,797)
Cash used in investing activities	(3,562,787)	(2,704,529)	(6,639,697)	(4,325,774)

Financing activities :
Shares issued	-	634,400	-	12,903,649
Warrants issued	-	-	-
Shares issued on warrants exercised	-	2,336,987	-	2,336,987
Repayment of debt	-	(2,156,497)	-	(2,156,497)
Repayable loan	-	-	-	-
Share issue cost	-	(32,226)	-	(32,226)
Decrease in subscription received in advance	-	-	-
Capital lease payments	(197,280)	(97,006)	(402,721)	(173,436)
Cash provided (used) by financing activities	(197,280)	685,658	(402,721)	12,878,477

Increase (decrease) in cash during the period	(5,234,001)	(2,239,162)	(9,392,055)	7,198,712

Cash - beginning of the period	22,637,182	13,529,901	26,656,146	4,101,536

Effect of foreign exchange rate changes on cash	(14,090)	(475,108)	125,000	(484,617)

Cash - end of the period	$17,389,091	$10,815,631	$17,389,091	$10,815,631
See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia.  The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property and an exploration project in the Philippines – Capcapo.

The Company is considered to be in the development stage as a significant amount of the available funding is directed towards exploration activities and developing projects.

2. Basis of Presentation and Significant Accounting Policies

Basis of presentation and consolidation

These interim consolidated financial statements do not include all disclosure required under generally accepted accounting principles for annual financial statements.  The interim consolidated financial statements, however, follow the same accounting policies and methods of application as our most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with our annual consolidated financial statements.  These financial statements have not been reviewed by our external auditors.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated.

Change in Accounting Policies

The Company has adopted the following new CICA guidelines as of January 1, 2008:

Section 3862 and 3863 - Financial Instruments – Disclosure and Presentation
CICA issued Section 3862 and Section 3863, which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows. The Company has adopted Section 3862 and additional disclosures are included in note 10.  On adopting Section 3863, there was no effect on the Company’s financial statements.

Section 1535 - Capital Disclosures
The CICA issued Section 1535 establishes standards for disclosing qualitative and quantitative information about an entity's capital and how it is managed in order to enable users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital.  The Company has adopted Section 1535 and disclosure is included in note 7.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

Section 1400, General Standards of Financial Statement Presentation
The CICA issued Section 1400 provides revised guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:
•	Management is required to make an assessment of an entity’s ability to continue as a going concern;
•	In making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;
•	Financial statements must be prepared on a going concern basis unless management intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;
•	Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and
•
When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

On adopting Section 1400, there was no effect on the Company’s financial statements.

Section 3031 - Inventories
The CICA issued Section 3031 supersedes Handbook Section 3030 to converge Canadian standards with International Accounting Standards 2, Inventories. This standard requires that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements include the Company’s policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. On adopting Section 3031, there was no effect on the Company’s financial statements as we were previously complying with the requirements of the new section.

Future Accounting Changes

Section 3064 - Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Handbook Section 3450, Research and Development Costs and incorporate the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

Section 1000, Financial Statement Concepts
The CICA concluded that the guidance in Handbook Section 1000, Financial Statement Concepts permitting deferral of costs should be deleted to those necessary to prevent the inappropriate capitalization of costs.  The IFRS guidance on the matching concept added to Section 1000 might affect items other than intangible assets, such as the recognition as liabilities of items that do not meet the definition of liabilities.

The above standards will become effective for the Company beginning on January 1, 2009. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Actual results could differ from these estimates.

Cash
Over 94 percent of the Company’s cash is comprised of cash deposited with a major Canadian financial institution in interest bearing bank deposit accounts.  The remaining cash is held in bank deposit accounts in Vietnam and the Philippines.

Mineral properties
The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations
The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

Deferred exploration and development costs
The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations.

Property, plant and equipment
The Company records building, plant, equipment, and infrastructure at cost. Buildings, plant, equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

Stock-based compensation
The Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements.   For some of the stock options granted, the options vest based on meeting two of three criteria:  (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.  Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period.  If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination.  The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus.  On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Loss per share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Future income taxes
Future income taxes are recorded using the liability method.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

Revenue Recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the doré bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery.  The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory
Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

We value finished goods and ore in stockpiles at the lower of cost or net realizable value.

Interest Cost Accounting
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use.  In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Cash
Cash is classified as held-for-trading and recorded at fair value.  The fair value is calculated using published price quotations in an active market, where there is one.  Otherwise fair value represents cost plus accrued interest, which is reasonable given its short-term nature.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

Accounts Receivables, Accounts Payable, Accrued Liabilities and Capital Leases
These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.

Long-term debt
Long-term debt is classified as other than held-for-trading and accounted for at amortized cost.  Transaction costs related to issuing debt are netted against the loan facility.

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	June 30 2008	December 31 2007	June 30 2008	December 31 2007
Bong Mieu	$3,944,000	$3,944,000	$8,903,966	$6,535,527
Phuoc Son	6,116,904	6,116,904	17,839,769	14,834,584
Capcapo	-	-	876,571	678,541
	10,060,904	10,060,904	27,620,306	22,048,652
Accumulated amortization	(409,834)	(241,981)	(358,133)	(341,186)
Total	$9,651,070	$9,818,923	$27,262,173	$21,707,466

Accumulated amortization relates to the Bong Mieu Central Gold mine which commenced commercial production on October 1, 2006.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). Olympus acquired this project in 1997.  Olympus owns 80 percent and the Company’s Vietnamese partner owns 20 percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. . In addition to the 2 percent royalty, the Company pays a 3 percent net smelter return royalty equal to 3 percent of the sales price when the gold is smelted in Vietnam.

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

4. Asset Retirement Obligation

	June 30 2008	December 31 2007
Balance, beginning of the year	$857,019	$949,495
Liabilities incurred	-	94,059
Liabilities settled	(60,710)	(79,388)
Foreign exchange	24,552	(144,358)
Accretion	29,386	37,211
Balance, end of the period	850,247	857,019
Current portion	78,500	135,333
Non-current portion	$771,747	$721,686

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimated the cost of rehabilitating the sites at $1,042,411 over the next  7 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

5. Loan Facility
On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia was repaid in full.  Concurrently, MBL elected to exercise its share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

6. Property, Plant & Equipment

	June 30, 2008			December 31, 2007
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$932,178	$330,711	$601,467	$866,835	$221,481	$645,354
Leasehold improvements	151,472	62,860	88,612	103,005	46,088	56,917
Machinery and equipment	7,610,798	1,805,671	5,805,127	6,706,032	1,284,822	5,421,210
Office equipment, furniture and fixtures	1,174,470	618,743	555,727	1,097,257	509,395	587,862
Vehicles	411,352	253,343	158,009	400,711	222,128	178,583
Infrastructure	3,738,350	847,420	2,890,930	3,737,315	547,073	3,190,242
Capital Assets in progress	1,395,298	-	1,395,298	1,014,395	-	1,014,395
	$15,413,918	$3,918,748	$11,495,170	$13,925,550	$2,830,987	$11,094,563

7. Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders equity.  In the past year, we have raised cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets by project that are approved by the Board for development, exploration and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

At June 30, 2008, the Company has no debt and a cash balance of $17,389,091 which exceeds our minimum liquidity cushion and is sufficient to meet our current budgeted expenditures.

Total managed capital as at June 30, 2008 was $64,127,622 [December 31, 2007 - $67,241,595].  The Company has no obligation to pay dividends on share capital.

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the year ended December 31, 2007 and the period ended June 30, 2008.

	Number of Shares	Amount $
Common shares, January 1, 2007	164,678,791	$66,074,507

Private placement (1)	21,428,571	12,000,000
Prospectus offering (2)	38,461,538	23,846,154
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	3,393,060
Issued on exercise of over-allotment (2)	216,394	134,164
Bonus common shares issued	137,060	86,090
Share issue costs (3)	-	(2,606,538)
Common shares, December 31, 2007	232,377,011	$104,159,423

Bonus common shares issued	15,870	$9,000
Common shares, June 30, 2008	232,392,881	$104,168,423

The following table shows movements in contributed surplus of the Company for year ended December 31, 2007 and the six-month period ended June 30, 2008.

	June 30, 2008	December 31 2007
Balance, beginning of the year	$6,482,499	$4,347,990
Options granted and vested during the period	404,273	1,849,504
Bonus common shares granted and vested during the period	81,386	69,309
Bonus common shares issued	(4,000)	(34,379)
Valuation of Warrants, net of issue costs (2 and 3)	-	1,092,963
Options and warrants exercised	-	(1,381,376)
Agents’ compensation options and warrants granted (3)	-	538,488
Balance, end of the period	$6,964,158	$6,482,499

(1)  On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

(2)  On August 10, 2007, the Company completed an Offering (the “Offering”) of 38,461,538 Units of the Company at a price of $0.65 per unit for gross proceeds of $25,000,000 and net proceeds of $22,891,000.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The Units were separated into common shares [a total of 38,461,538] and common share purchase warrants [a total of 19,230,769] immediately following the closing of the Offering. Of the Offering price of $0.65 per Unit, the Company has, for accounting purposes, allocated $0.62 to each common share and $0.03 to each one-half common share purchase warrant.  Each whole common share purchase warrant is exercisable for one common share of the Company at $0.80 and expires August 9, 2009.

The Company also granted the Agents an over-allotment option to purchase additional Shares at a price of $0.62 and additional whole common share purchase warrant at a price of $0.06 for a period of 30 days from closing. The over-allotment option was partially exercised on September 7, 2007 and as a result, a total of 216,394 common shares of the Company at $0.62 and 323,947 whole common share purchase warrants at $0.06 were issued for gross proceeds of $153,601 and net proceeds of $144,385.

(3) Agents for the August 10, 2007, Offering were paid a cash commission equal to 6 percent of the gross proceeds and were granted non-transferable compensation options to acquire 2,307,692 Agents units. Each compensation option is exercisable for one Agent’s unit at $0.65 and expires on August 10, 2009.  Each Agents’ Unit consists of one common share of the Company and one-half of one common share purchase warrant.  Each whole Agents’ common share purchase warrant will entitle the holder to acquire one common share of the Company at a price of $0.80 per common share and will expire on August 10, 2009.

b) Stock Options

On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

The following table provides a summary of the stock option activity for the year ended December 31, 2007and six-month period ended June 30, 2008.

	June 30, 2008		December 31, 2007
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	17,592,334	0.53	11,477,500	0.39
Granted	3,649,000	0.42	8,950,000	0.70
Exercised	-	-	(1,978,565)	0.43
Cancelled/ Expired	(975,000)	0.46	(856,601)	0.58
Outstanding, end of the period	20,266,334	0.52	17,592,334	0.53
Options exercisable at the end of the period	14,674,458	0.52	14,249,925	0.49

The following table summarizes information about the stock options outstanding for the period ended June 30, 2008.

Options Outstanding	Options Exercisable

Range of Exercise Prices	Number Outstanding As at June 30, 2008	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $	Number Exercisable As at June 30, 2008	Weighted Average Exercise Price $
$0.30-0.36	5,530,000	2.24	0.32	5,530,000	0.32
$0.40 - 0.45	4,927,334	3.39	0.40	1,628,334	0.41
$0.50 - 0.55	609,000	2.37	0.52	599,972	0.52
$0.60 - 0.65	4,950,000	3.91	0.65	3,534,406	0.65
$0.75	4,250,000	3.69	0.75	3,381,746	0.75
	20,266,334		0.52	14,674,458	0.52

During the six-month period ended June 30, 2008, 3,649,000 options were granted and were valued, for accounting purposes, at $345,650 using the Black-Scholes model.  The exercise price of $0.53 for the 100,000 options was equal to the closing market price plus a 20 percent premium on the date these options were granted.  The exercise price of most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.  Of the 3,649,000 options granted, 100,000 options vested immediately on the grant date and 3,549,000 options vest 1/3 after six months from the grant date, another 1/3 vests after 18 months from the grant date and final 1/3 vests after 30 months from the grant date.  The vesting period for the most of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

The total share compensation expense recognized for stock options during the six-month period ended is $404,273  [2007 - $1,079,727].

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

c) Warrants

The following table shows movements in number of warrants of the Company for the year ended December 31, 2007 and the six-month period ended June 30, 2008.

	June 30, 2008		December 31, 2007
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price $
Outstanding, beginning of the year	21,344,716	0.78	7,266,092	0.47
Granted (see note 6a)	-	-	19,554,716	0.80
Exercised	-	-	(5,476,092)	0.43
Expired[1]	(1,790,000)	0.58	-	-
Outstanding, end of the period	19,554,716	0.80	21,344,716	0.78
1.  The warrants that expired related to the March 31, 2006 private placement.

The following is a summary of the warrants outstanding as at June 30, 2008:

Exercise Prices	Number Outstanding As at June 30, 2008	Expiry date
$0.80	19,230,769	August 10, 2009
$0.80	323,947	September 7, 2009
	19,554,716

d) Bonus Share Program for Non-Executive Employees

For the bonus periods ending in 2007 and 2006, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 538,370 common shares in 2008.

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 366,600 common shares on January 15, 2009.  On the grant date, the fair value of the 2007 incremental share award including the cash bonus is $176,600.

The total compensation expense recognized for the bonus share program for the six-month period ended June 30, 2008 was $50,668 [2007 - $9,007] which includes a $14,984 cash bonus accrual for a new bonus period.

e)  Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of our Board of Directors.   Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of our common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of our common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the Consolidated Statements of Operation in the period of the change.  DSUs granted during the second quarter ended  2008 totalled 350,001 units equal to the total outstanding units as at June 30, 2008.   Liabilities related to this plan  are recorded in accrued liabilities in  our Consolidated Balance Sheet and totalled $112,000 as at June 30, 2008.   Compensation expense related to this plan for the quarter ended June 30, 2008 was $112,000.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

8. Related Party Transactions

The Company entered into the following related party transactions:

	Three months period ended June 30		Year-to-date June 30
	2008	2007	2008	2007
Consulting and legal fees	$29,901	$18,978	$58,338	$83,897
Management fees	$539,473	$277,579	$740,420	$484,333
Reimbursement of expenses	$116,708	$103,375	$238,505	$129,153
Royalties	$44,014	$17,874	$80,085	$39,205
Rent	$(6,950)	-	$(6,950)	-

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Legal and consulting fees

Consulting services provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided as required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2008 and 2007; Momentum Resources International Pty Limited associated with Colin Patterson in 2008 and 2007; Wholesale Products Trading Limited associated with Peter Tiedemann in 2008 and  2007; Action Management Limited associated with Charles Barclay in 2008 and 2007,and Cawdor Holding Limited associated with Russell Graham in 2008 and 2007. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

Other non-recurring transactions

a)
On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,428,571 at $0.56 per share for net proceeds of $11,967,772.  Of the $12,000,000 gross proceeds, $7,250,000 of common shares were purchased at $0.56 per share by shareholders who own over 5 percent of the Company.

b)
On August 10, 2007, the Company completed an offering of 38,461,538 Units (see note 7) of the Company at a price of $0.65 per unit for net proceeds of $22,891,000.  Of the $25,000,000 of gross proceeds, $2,500,000 of Units were purchased at $0.65 per share by shareholders who own over 5 percent of the Company.

9. Commitments and Contractual Obligations

As at June 30, 2008
Payments Due by Period	Total	Less than One Year	1 to 3 Years	3 to 5 Years
Capital lease obligations	$432,433	$432,433	$–	$–
Operating leases	1,244,864	646,367	377,066	221,431
Purchase obligations – supplies and services	1,676,065	988,905	543,139	144,021
Purchase obligations – capital	722,311	722,311	–	–
Asset retirement obligations	1,042,411	78,500	755,804	208,107
Total	$5,118,084	$2,868,516	$1,676,009	$573,559

10. Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, receivables, accounts payable, accrued liabilities, and capital lease obligations.  The carrying amount of cash, receivables and capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

Market and commodity price risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments.  The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within one week of shipment.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

A change of US $100 in the gold price per ounce we received would have changed the Company’s net loss by approximately $260,000 in the second quarter of 2008.

Foreign exchange risk

The Company operates in Canada, Vietnam, and the Philippines. The functional and reporting currency of the parent company is Canadian dollars. The functional currency of our significant subsidiaries is US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar and Vietnamese Dong.

Foreign exchange risk arises because the amount of the local currency receivable or payable for transactions denominated in foreign currencies may vary due to changes in exchange rates (“transaction exposures”) and because the financial statements of the Company may vary on consolidation into Canadian dollars (“translation exposures”).

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US dollar cash.  The corporate office is required to revalue the Canadian dollar equivalent of the US dollar cash at each period end. Foreign exchange gains and losses from the cash are recorded in earnings. As of June 30, 2008, foreign exchange rate fluctuations of +/-5% on the US dollar cash on hand would, everything else being equal, not have a significant effect on loss from operations for the three months ended June 30, 2008. Transaction exposure arising from fluctuations in foreign exchange rates of +/-5% at our Bong Mieu subsidiary would, at this stage, have a limited impact due to a small net foreign currency inflow.

Translation exposure arises when we consolidate our financial statements in Canadian dollars.  The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk

The Company was previously exposed to interest rate risk as interest on the variable interest rate US$2 million loan facility fluctuated due to changes in the LIBOR market interest rates.  The loan was repaid in full on June 27, 2007.

There were no derivative instruments related to interest rates outstanding as at June 30, 2008 and December 31, 2007.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counter party credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counter parties, taking into account their financial position, past experience and other factors.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within one week of shipment.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at June 30, 2008, the Company was holding cash and cash equivalents of $17,389,091.  Over 94 percent of the Company’s cash balance is comprised of cash deposited with a major Canadian financial institution in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.
11. Capital Lease Obligation

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	June 30, 2008	December 31, 2007
Total minimum lease payment	$432,433	$388,390
Less: current portion	432,433	388,390
	$-	$-

12. Inventory

	June 30, 2008	December 31, 2007
Dore Bars	$168,646	$293,829
Ore in stockpiles	189,165	126,311
Gold in circuit	151,529	115,388
Mine operating supplies	1,717,094	757,935
Total	$2,226,434	$1,293,463

13. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60 percent interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property.  The property covered by the MOA (the Capcapo Property.) consists of Mineral Production Sharing Agreement (MPSA) No. 144-99-CAR (MPSA 144), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (EXPA). Jabel holds the Capcapo Property in its name and is a minority shareholder in AMIC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

The MOA is a binding agreement that was conditional on the Company’s completion of due diligence program to validate historical drilling information (completed in the third quarter of 2007).  Under the MOA, once the due diligence procedures are complete with the drilling information being validated and a formal agreement is signed, a cash payment of US $200,000 will be made by the Grantee to AMIC.  Under the MOA, the parties will form a joint venture corporation (Newco) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, any revenues from the Capcapo Property will be received and distributed by Newco.   As at June 30, 2008, the joint venture terms are not finalized due to ongoing negotiations with the partners.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (Kadabra). Kadabra has an authorized and outstanding stock of 30,000,000 Philippine pesos (equivalent to $700,000 Canadian dollars) and is 100 percent beneficially owned by the Company.

Upon full exercise of the option described in the MOA, Newco will be 40 percent owned by Kadabra, 20 percent owned by a Philippine national that the Company will identify (Philco), and 40 percent owned by AMIC. Collectively, the 40 percent ownership of Kadabra and the 20 percent ownership of Philco in Newco represent the 60 percent interest in the Property that is the subject of the MOA.

Under Philippine law, an entity holding a MPSA must be at least 60 percent owned by Philippine nationals. A corporation is considered a Philippine national if at least 60 percent of its outstanding shares is owned by Filipinos or Philippine entities that are themselves at least 60 percent owned by Filipinos. Since Newco will be a co-holder of the Property, this restriction applies to Newco. However, Newco’s structure complies with this restriction because the total of Philco’s and AMIC’s shares in Newco will, upon exercise of the option, meet the minimum 60 percent Philippine national ownership requirement.

Further details on the MOA are as follows. Under the terms of the MOA, six months after the signing of a formal agreement, the Grantee will cause Olympus to issue common shares to AMIC with a total value of US$350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent US$3 million on exploration and development work on the Capcapo Property, the Grantee will cause the Company to issue to AMIC further common shares of the Company with a total value of US$450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance.

For the Grantee to earn a 60 percent interest in the Capcapo Property, a cumulative spending of US$6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20 percent interest after the first US$1 million is spent, an additional 20 percent interest after an additional US$2 million has been spent and an additional 20 percent interest after an additional US$3 million has been spent. Once the 60 percent interest has been earned, Newco will be formed as described above. On the other hand, if the Grantee obtains less than the 60 percent interest, the Grantee would proportionately share in less than 60 percent of the results of the joint venture.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

One year after full commercial production is achieved on the Capcapo Property, the royalty mentioned above would be paid to Jabel. The royalty would be equal to either 3 percent of gross value of production or 6 percent of annual profit of Newco, as defined in the MOA, whichever is higher. The MOA also provides the Company with a right of first refusal over MPSA No. 141-99-CAR (another Jabel tenement in the vicinity) and the area of the neighbouring EXPA that is in excess of the two-kilometre radius buffer zone. If exploration results are favourable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

14. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.

END OF NOTES TO FINANCIAL STATEMENTS